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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K





                               NOVEMBER 5, 2002



                             BOOKHAM TECHNOLOGY PLC
             (Exact name of Registrant as specified in its charter)

                                 90 Milton Park
                          Abingdon, Oxfordshire OX1 4RY
                                     England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                           Form 20-F /X/ Form 40-F / /









      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes / / No /X/

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      On October 30, 2002, Bookham Technology plc (the "Company") first sent to shareholders of the Company a copy of the supplementary listing particulars of the Company in connection with its acquisition of the optical transmitter and receiver and optical amplifier businesses of Nortel Networks Corporation. A copy of these supplementary listing particulars is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


EXHIBITS

99.1  Supplementary Listing Particulars.


                                       2
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      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    BOOKHAM TECHNOLOGY PLC

                                    By: /s/ Stephen Abely
                                       ------------------
                                    Name:   Stephen Abely
                                    Title:  Chief Financial Officer

Dated November 5, 2002


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                             BOOKHAM TECHNOLOGY PLC

                                INDEX TO EXHIBITS


Exhibit
Number                            Description                            Page
------                            -----------                            ----

99.1      Supplementary Listing Particulars.                              2